Exhibit 99.2

Luxoft Announces Plans for Secondary U.S. Public Offering

Tortola, British Virgin Islands —November 12, 2013 — Luxoft Holding, Inc (“Luxoft”) (NYSE:LXFT) today announced plans to conduct a registered secondary offering of its Class A ordinary shares in the United States. Luxoft expects the offering to consist entirely of shares of the selling shareholder, Rus Lux Limited. Luxoft will not receive any proceeds from the sale of shares by the selling shareholder. The offering would commence, subject to market conditions, after Luxoft files a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) and the SEC completes its review. However, there can be no assurances with regard to the timing or the completion of the offering.

This announcement is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933. As required by Rule 135, this press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that our Freedom Professional Services and Technologies LLC acquisition will help us develop new practice expertise; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com